UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Global Axcess Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37941L206
(CUSIP Number)

7/20/2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
X             Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 37941L206

1	Name of Reporting Person
Global Special Opportunities Trust PLC.

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b)
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
0

6	Shared Voting Power
1,199,433

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
1,199,433 (2) (3)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,199,433 (1) (2) (3)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11		Percent of Class Represented by Amount in Row (9)
5.46%

12		Type of Reporting Person (See Instructions)
IV

(1)
Global Special Opportunities Trust PLC ("GSOT") is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement.

	(2)	GSOT shares dispositive power over the shares with RENN.

(3)	Consists of 1,199,433 shares of common stock and warrants to purchase 60,000 shares of common stock.

Item 1.
	(a)	Name of Issuer
Global Axcess Corporation

	(b)	Address of Issuer's Principal Executive Offices:
25 Ponte Verda Park Drive
Ponte Verda Beach, FL 32082
Item 2.
	(a)	Name of Person Filing:
Global Special Opportunities Trust PLC.

	(b)	Address of Principal Business Office or, if none, Residence
c/o RENN Capital Group, Inc. 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

	(c)	Citizenship
United Kingdom

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
37941L206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
GSOT – 1,199,433

(b)	Percent of class:
GSOT – 5.46%

(c)	Number of shares to which the person has:

	(i)	Sole power to vote or to direct the vote:
0

	(ii)	Shared power to vote or to direct the vote:
GSOT – 1,199,433

	(iii)	Sole power to dispose or to direct the disposition of:
0

	(iv)	Shared power to dispose or to direct the disposition of:
GSOT – 1,199,433

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Global Special Opportunities Trust PLC.

Date: August 3, 2010	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc., Investment Advisor